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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                               ADOLOR CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   00724X 10 2
             -------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2001.
             -------------------------------------------------------
             (Date of Event which Required Filing of this Statement)



Check the appropriate box to designate the one pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [X] Rule 13d-1(d)



/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                        ------------------
CUSIP NO. 00724X 10 2                  13G                   Page  2 of 5 Pages
---------------------                                        ------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. Identification No. Of Above Person

          Luke B. Evnin
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER

                                 3,054,140 (1)
                                 -----------------------------------------------
                            6    SHARED VOTING POWER
          NUMBER OF
     SHARES BENEFICIALLY         None
          OWNED BY               -----------------------------------------------
            EACH            7    SOLE DISPOSITIVE POWER
      REPORTING PERSON
            WITH                 3,054,140 (1)
                                 -----------------------------------------------
                            8    SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,054,140 (1)
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*    [   ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.3%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------                                        ------------------
CUSIP NO. 00724X 10 2                  13G                   Page  3 of 5 Pages
---------------------                                        ------------------

Item 1(a).   Name of Issuer:

             Adolor Corporation.
             -------------------------------------------------------------------


Item 1(b).   Address of Issuer's Principal Executive Offices:


             371 Phoenixville Pike, Malvern, PA 19355
             -------------------------------------------------------------------


Item 2(a).   Name of Person Filing:

             Luke B. Evnin
             -------------------------------------------------------------------


Item 2(b).   Address of Principal Business Office or, if none, Residence:

             c/o MPM Capital L.P., 111 Huntington Avenue, 31st floor,
             -------------------------------------------------------------------
             Boston, MA 02199
             -------------------------------------------------------------------


Item 2(c).   Citizenship:

             United States
             -------------------------------------------------------------------


Item 2(d).   Title of Class of Securities:

             Common Stock
             -------------------------------------------------------------------

Item 2(e).   CUSIP Number:

             00724X 10 2
             -------------------------------------------------------------------


Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             (a) o Broker or dealer registered under Section 15 of the Exchange
                   Act,

             (b) o Bank as defined in Section 3(a)(6) of the Exchange Act,

             (c) o Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act,

             (d) o Investment company registered under Section 8 of the
                   Investment Company Act,

             (e)  o An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),

             (f)  o An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

             (g)  o A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G),

             (h)  o A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act,

             (i)  o A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

             (j)  o Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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---------------------                                        ------------------
CUSIP NO. 00724X 10 2                  13G                   Page  4 of 5 Pages
---------------------                                        ------------------



Item 4.      Ownership.

             (a) Amount beneficially owned:

                 3,054,140 shares of Common Stock (1)
                 ---------------------------------------------------------------

             (b) Percent of class:

                 9.3%
                 ---------------------------------------------------------------


             (c) Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote    3,054,140 (1)
                                                                 ---------------
                 (ii)  shared power to vote or to direct the vote          None
                                                                 ---------------
                 (iii) sole power to dispose or to direct the
                       disposition of                              3,054,140 (1)
                                                                 ---------------
                 (iv)  shared power to dispose or to direct
                       the disposition of                                   None
                                                                 ---------------
Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable
             -------------------------------------------------------------------

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates. No one person's interest in such shares is more than five percent of the total outstanding stock of the Issuer.
             -------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable
             -------------------------------------------------------------------

Item 8.      Identification and Classification of Members of the Group.

             Not applicable
             -------------------------------------------------------------------

Item 9.      Notice of Dissolution of Group.

             Not applicable
             -------------------------------------------------------------------

Item 10.     Certifications.

             Not applicable
             -------------------------------------------------------------------

(1) Includes shares held through interests in MPM Capital L.P. ("MPM Capital") and in entities directly or indirectly controlled by it. MPM Capital is a direct or indirect parent and or a control person of MPM Asset Management LLC and funds managed or advised by it and the general partners of such funds. Also includes shares held through interests in Medical Portfolio Management LLC, the general partner of MPM Capital. Among the shares included, 207,171 shares are held by MPM BioVentures II, L.P.; 1,878,299 shares are held by MPM BioVentures II-QP, L.P.; 661,270 shares are held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG; and 6,200 shares are held by MPM Asset Management Investors 2000 B LLC. This also includes shares held through entities advised and/or managed by MPM BioEquities Adviser LLC ("MPM BioEquities Adviser") and the general partners and control person of such entities. MPM BioEquities Adviser is controlled by MPM Capital II GP LLC and is the adviser of MPM BioEquities Master Fund L.P., the direct and indirect general partners of which are MPM BioEquities GP L.P. and MPM BioEquities GP LLC. 301,200 of the shares are held of record by MPM BioEquities Master Fund L.P. Each reporting person herein disclaims beneficial ownership of shares not directly held by such person.

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---------------------                                        ------------------
CUSIP NO. 00724X 10 2                  13G                   Page  5 of 5 Pages
---------------------                                        ------------------

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 13, 2002
                                        ----------------------------------------
                                                          Date


                                                  /s/ Luke B. Evnin
                                        ----------------------------------------
                                                        Signature

                                                      Luke B. Evnin
                                        ----------------------------------------
                                                          Name